Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Gerdau” or “Company”), in addition to the Material Fact released on January 17, 2024, informs its shareholders and the market in general that, on February 1st, 2024, after fulfillment of the corresponding conditions precedent, the divestment of its 50.00% equity interest of the joint venture Gerdau Metaldom Corp. (and subsidiaries) to the INICIA Group has been concluded.

Regarding the divestiture of its 49.85% equity interest of the joint venture Diaco S.A. (and subsidiaries) (“Transaction”), the Company reiterates its estimate that the relevant closing is expected to occur within the first half of 2024, subject to the satisfaction of conditions precedent customary in operations of this nature, particularly the approval by the Colombian antitrust authority.

The Company will keep its shareholders and the market informed about the Transaction’s completion.

São Paulo, February 1st, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer